BMO Financial Group Reports First Quarter 2026 Results

EARNINGS RELEASE
BMO’s First Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
First Quarter 2026 compared with First Quarter 2025:
•Reported net income1 of $2,489 million, an increase of 16% from $2,138 million; adjusted net income1 of $2,551 million, an increase of 11% from $2,289 million
•Reported earnings per share (EPS)2 of $3.39, an increase of 20% from $2.83; adjusted EPS1, 2 of $3.48, an increase of 15% from $3.04
•Provision for credit losses (PCL) of $746 million, a decrease from $1,011 million
•Reported return on equity (ROE) of 12.1%, compared with 10.6%; adjusted ROE1 of 12.4%, compared with 11.3%
•Common Equity Tier 1 (CET1) Ratio3 of 13.1%, compared with 13.6%

Toronto, February 25, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the first quarter ended January 31, 2026 was $2,489 million, compared with $2,138 million in the prior year, and EPS of $3.39, compared with $2.83. Reported ROE was 12.1%, compared with 10.6% in the prior year. Adjusted net income was $2,551 million and adjusted EPS was $3.48, an increase from $2,289 million and $3.04, respectively, in the prior year. Adjusted ROE was 12.4%, compared with 11.3% in the prior year. Reported and adjusted results in the current quarter included severance costs of $147 million ($202 million pre-tax) associated with advancing operational efficiencies across the enterprise, recorded in the respective operating segments. On November 1, 2025, the bank completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), with results included in the Wealth Management operating segment.

“BMO had a very strong start to the year. Building on last year’s momentum we are executing on our commitments, delivering higher return on equity and double-digit earnings growth. We earned record revenue in each of our operating segments this quarter, with strong fee growth in our market-driven businesses. Our focus on closely managing expenses and operational efficiency is creating capacity for strategic investments in technology and talent that deliver value for today and the future. Credit is well-managed and in-line with our expectations,” said Darryl White, CEO of BMO Financial Group.
“Through disciplined execution of our strategy we are making meaningful progress on the clear path we set to elevate returns and drive profitable earnings growth as we focus on delivering value for our clients and shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2026 dividend of $1.67 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.67 is equivalent to an annual dividend of $6.68 per common share. During the quarter, we purchased for cancellation 6.0 million common shares under the normal course issuer bid.

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group First Quarter 2026 Earnings Release 1

First Quarter 2026 Performance Review
Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

Canadian P&C
Reported net income was $948 million and adjusted net income was $951 million, both increasing $71 million or 8% from the prior year, primarily due to a 7% increase in revenue, as well as a lower provision for credit losses, partially offset by higher expenses. Revenue growth was driven by higher net interest income, due to higher net interest margin and balance growth, and an increase in non-interest revenue, including above-trend card fee revenue due to revised future redemption assumptions in the current quarter.

U.S. Banking
Reported net income was $742 million, an increase of $107 million or 17% from the prior year, and adjusted net income was $802 million, an increase of $95 million or 13%. The impact of the weaker U.S. dollar decreased net income by 5%.
On a U.S. dollar basis, reported net income was $539 million, an increase of $93 million or 21% from the prior year, and adjusted net income was $583 million, an increase of $87 million or 18%, primarily due to a lower provision for credit losses. Revenue growth of 2%, reflecting higher net interest income and non-interest revenue, was more than offset by higher expenses.

Wealth Management
Reported net income was $352 million, an increase of $24 million or 7% from the prior year, and adjusted net income was $380 million, an increase of $52 million or 16%. Wealth and Asset Management reported net income was $273 million, an increase of $28 million or 11%, and adjusted net income was $301 million, an increase of $56 million or 23%, reflecting higher revenue due to the impact of stronger global markets and net sales, as well as strong balance growth, partially offset by higher expenses. Insurance net income was $79 million, a decrease of $4 million or 5% from the prior year.

Capital Markets
Reported net income was $657 million, an increase of $68 million or 11% from the prior year, and adjusted net income was $660 million, an increase of $67 million or 11%, reflecting higher revenue in Global Markets, due to higher equities trading revenue, and in Investment and Corporate Banking due to higher advisory fee revenue, and a lower provision for credit losses, partially offset by higher expenses.

Corporate Services
Reported net loss was $210 million, compared with reported net loss of $291 million in the prior year, with the change primarily reflecting the impact of aligning accounting policies for employee vacation across legal entities in the prior year and the benefit of a larger partial reversal of the FDIC special assessment in the current quarter. Adjusted net loss was $242 million, compared with adjusted net loss of $219 million in the prior year, with the change primarily driven by higher expenses, partially offset by higher treasury-related revenue.

Credit Quality
Total provision for credit losses was $746 million, compared with a provision of $1,011 million in the prior year. The provision for credit losses on impaired loans was $739 million, a decrease of $120 million, largely due to lower provisions in U.S. Banking. There was a $7 million provision for credit losses on performing loans, compared with a $152 million provision in the prior year. The provision for credit losses on performing loans in the current quarter reflected portfolio credit migration, partially offset by lower balances in certain portfolios and improvement in the macroeconomic scenarios.
Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2025 Annual Report and Note 3 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2025.

Capital
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.1% as at January 31, 2026, a decrease from 13.3% at the end of the fourth quarter of 2025, as internal capital generation was more than offset by higher source currency risk-weighted assets and the impact of the purchase of common shares for cancellation.
BMO Financial Group First Quarter 2026 Earnings Release 2

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
Certain information contained in BMO’s First Quarter 2026 Management’s Discussion and Analysis dated February 25, 2026, for the period ended January 31, 2026, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s First Quarter 2026 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces Net Interest Margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Acquisition and integration costs of $7 million ($9 million pre-tax) in the current quarter. Prior periods included expense of $3 million ($4 million pre-tax) in Q4-2025 and $7 million ($10 million pre-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $71 million ($96 million pre-tax) in the current quarter. Prior periods included $123 million ($168 million pre-tax) in Q4-2025 and $79 million ($106 million pre-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in the fair value of contingent consideration related to the acquisition of Burgundy, which reduced non-interest revenue in the current quarter by $16 million (pre-tax and after-tax), recorded in Wealth Management. For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
•Impact of divestitures related to the announced sale of 138 branches in select U.S. markets included divestiture-related costs of $3 million ($4 million pre-tax) in the current quarter. Prior periods included a write-down of goodwill of $102 million (pre-tax and after-tax) in Q4-2025. Amounts are recorded in non-interest expense in Corporate Services.
•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $35 million ($47 million pre-tax). Prior periods included a $9 million ($12 million pre-tax) partial reversal in Q4-2025 and a $5 million ($7 million pre-tax) partial reversal in Q1-2025.
•Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.
Adjusting items in aggregate decreased net income by $62 million in the current quarter, compared with a $151 million decrease in the prior year and a decrease of $219 million in the prior quarter.
BMO Financial Group First Quarter 2026 Earnings Release 3

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Reported Results
Net interest income	5,643	5,496	5,398
Non-interest revenue	4,181	3,845	3,868
Revenue	9,824	9,341	9,266
Provision for credit losses	746	755	1,011
Non-interest expense	5,753	5,556	5,427
Income before income taxes	3,325	3,030	2,828
Provision for income taxes	836	735	690
Net income	2,489	2,295	2,138
Dividends on preferred shares and distributions on other equity instruments	81	163	65
Net income (loss) attributable to non-controlling interest in subsidiaries	(1)	7	4
Net income available to common shareholders	2,409	2,125	2,069
Diluted EPS ($)	3.39	2.97	2.83
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(16)	–	–
Impact of adjusting items on revenue (pre-tax)	(16)	–	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(9)	(4)	(10)
Amortization of acquisition-related intangible assets (3)	(96)	(168)	(106)
Impact of divestitures	(4)	(102)	–
FDIC special assessment	47	12	7
Impact of alignment of accounting policies	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(62)	(262)	(205)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration	(16)	–	–
Impact of adjusting items on revenue (after-tax)	(16)	–	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(7)	(3)	(7)
Amortization of acquisition-related intangible assets (3)	(71)	(123)	(79)
Impact of divestitures	(3)	(102)	–
FDIC special assessment	35	9	5
Impact of alignment of accounting policies	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(46)	(219)	(151)
Impact of adjusting items on reported net income (after-tax)	(62)	(219)	(151)
Impact on diluted EPS ($)	(0.09)	(0.31)	(0.21)
Adjusted Results
Net interest income	5,643	5,496	5,398
Non-interest revenue	4,197	3,845	3,868
Revenue	9,840	9,341	9,266
Provision for credit losses	746	755	1,011
Non-interest expense	5,691	5,294	5,222
Income before income taxes	3,403	3,292	3,033
Provision for income taxes	852	778	744
Net income	2,551	2,514	2,289
Net income available to common shareholders	2,471	2,344	2,220
Diluted EPS ($)	3.48	3.28	3.04
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

BMO Financial Group First Quarter 2026 Earnings Release 4

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q1-2026
Reported net income (loss)	948	742	352	657	(210)	2,489	715
Dividends on preferred shares and distributions on
other equity instruments	13	14	2	15	37	81	17
Net income (loss) attributable to non-controlling interest in subsidiaries	–	(2)	–	–	1	(1)	(1)
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Acquisition and integration costs	–	–	7	–	–	7	–
Amortization of acquisition-related intangible assets	3	60	5	3	–	71	46
Change in fair value of contingent consideration	–	–	16	–	–	16	–
Impact of divestitures	–	–	–	–	3	3	2
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	951	802	380	660	(242)	2,551	737
Adjusted net income (loss) available to common shareholders (2)	938	790	378	645	(280)	2,471	721
Q4-2025
Reported net income (loss)	733	807	399	525	(169)	2,295	616
Dividends on preferred shares and distributions on
other equity instruments	11	15	2	10	125	163	3
Net income attributable to non-controlling interest in subsidiaries	–	7	–	–	–	7	5
Net income (loss) available to common shareholders	722	785	397	515	(294)	2,125	608
Acquisition and integration costs	–	–	1	–	2	3	1
Amortization of acquisition-related intangible assets	48	64	–	11	–	123	47
Impact of divestitures	–	–	–	–	102	102	73
FDIC special assessment	–	–	–	–	(9)	(9)	(6)
Adjusted net income (loss) (2)	781	871	400	536	(74)	2,514	731
Adjusted net income (loss) available to common shareholders (2)	770	849	398	526	(199)	2,344	723
Q1-2025
Reported net income (loss)	877	635	328	589	(291)	2,138	639
Dividends on preferred shares and distributions on
other equity instruments	12	15	2	10	26	65	3
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	4	4	3
Net income (loss) available to common shareholders	865	620	326	579	(321)	2,069	633
Acquisition and integration costs	–	–	–	–	7	7	5
Amortization of acquisition-related intangible assets	3	72	–	4	–	79	52
FDIC special assessment	–	–	–	–	(5)	(5)	(4)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	880	707	328	593	(219)	2,289	717
Adjusted net income (loss) available to common shareholders (2)	868	692	326	583	(249)	2,220	711
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter 2026 Earnings Release 5

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our First Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group First Quarter 2026 Earnings Release 6

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, February 25, 2026, at 8:00 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until March 25, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Upcoming Events
•BMO Investor Day            March 26, 2026
•Annual Meeting of Shareholders    April 15, 2026
•Q2-2026 Earnings Release        May 27, 2026
•Q3-2026 Earnings Release        August 25, 2026
•Q4-2026 Earnings Release        December 2, 2026

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
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For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
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Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
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BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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BMO Financial Group First Quarter 2026 Earnings Release 7